

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

October 24, 2007

Richard K. Reece
Executive Vice President and Chief Financial Officer
Acuity Brands, Inc.
1170 Peachtree Street N.E. Suite 2400
Atlanta, Georgia 30309

> **RE:** **Acuity Brands, Inc.**
> **Form 10-K for Fiscal Year Ended August 31, 2006**
> **Forms 10-Q for Fiscal Quarters Ended November 30, 2006,**
> **February 28, 2007 and May 31, 2007**
> **File No. 1-16583**

Dear Mr. Reece:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief